SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a – 16 OR 15d – 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

Commission File No. 0-53646

Eagleford Energy Inc.

(Registrant’s name)

1 King Street West, Suite 1505
Toronto, Ontario, Canada M5H 1A1

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

1.           Business Acquisition Report of Registrant dated November 12, 2010 as filed on SEDAR on November 12, 2010.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: November 12, 2010	EAGLEFORD ENERGY INC.

	By:	/s/ James Cassina
Name: James Cassina
Title: President

ITEM 1

BUSINESS ACQUISITION REPORT

1 King Street West, Suite 1505, Toronto, ON, Canada Telephone: 416 364 4039, Facsimile: 416 364-8244

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FORM 51-102F4

Item I Identity of Company

1.1	Name and Address of Company

Eagleford Energy Inc. (“Eagleford Energy” or the “Company”)
1 King Street West, Suite 1505
Toronto, Ontario
M5H 1A1

1.2	Executive Officer

The name of the executive officer of Eagleford Energy who is knowledgeable about the significant acquisition and this report is:

James Cassina
President and Director
Eagleford Energy Inc.
Telephone: 416-364-4039
Facsimile: 416-364-8244

Item 2 Details of Acquisition

2.1	Nature of Business Acquired

On August 31, 2010, Eagleford Energy acquired all of the issued and outstanding membership interests of Dyami Energy LLC a Texas limited liability corporation (“Dyami Energy”). As a result, Dyami Energy became a wholly owned subsidiary of Eagleford Energy. Dyami Energy is an exploration stage company engaged in petroleum and natural gas exploration and development in Texas, USA.

The primary assets of Dyami Energy include a 75% working interest (56.25% net revenue interest) before payout and a 61.50% working interest (46.125% net revenue interest) after payout of production of the sum of $12,500,000 gross in a lease comprising approximately 2,629 gross acres of land in Zavala County, Texas (the “Matthews Lease”) and working interests ranging from 90% to 97% (net revenue interests ranging from 67.5% to 72.75%) in a lease comprising approximately 2,637 gross acres of land in Zavala County, Texas (the “Murphy Lease”) (collectively “the Leases”). The Leases are located in Zavala County which is part of the Maverick Basin of Southwest Texas and downdip from the United States Geological Studies north boundary of the Smackover-Austin-Eagle Ford total petroleum system.  In addition, Eagleford Energy acquired cash in the amount of $5,046.

2.2	Date of Acquisition

Eagleford Energy completed the acquisition of Dyami Energy on August 31, 2010.

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2.3	Consideration

As consideration for the acquisition, the Eagleford Energy issued 3,418,467 units of the Company at US$0.90 per unit or US $3,076,620 in the aggregate in exchange for 100% of the issued and outstanding membership interests of Dyami Energy and assumed US$960,000 of Dyami Energy debt by way of a secured promissory note (the “Secured Note”). Each unit was comprised of one common share and one-half a purchase warrant (the “Units”). Each full warrant is exercisable into one additional common share at US$1.00 per share on or before August 31, 2014. The Secured Note bears interest at 6% per annum, is secured by the Leases and is payable on December 31, 2011 or upon the Company closing a financing or series of financings in excess of US$4,500,000.

2.4	Effect on Financial Position

Upon the acquisition of Dyami Energy, Eagleford Energy issued 3,418,467 units at US$0.90 per unit to the former members of Dyami Energy for an aggregate consideration of US $3,076,620. After giving effect to the business combination at August 31, 2010 Eagleford Energy had 29,751,026 issued and outstanding common shares and 16,445,054 warrants to purchase common shares.

Eagleford Energy also issued a Secured Note in the amount of US $960,000 in exchange for a US $960,000 Note payable by Dyami Energy. The Secured Promissory Note bears interest at 6% per annum and is payable on December 31, 2011 or upon the Company closing a financing or series of financings in excess of US$4,500,000 The Secured Note is secured by the Leases.

The members of Dyami Energy entered into lock up/escrow agreements on closing. The members of Dyami Energy placed into escrow 50% of the Units (1,709,234 common shares and 854,617 purchase warrants) until such time that the Company receives a National Instrument 51-101 compliant report from an independent engineering firm indicating at least 100,000 boe of proven reserves on either the Murphy Lease or any formation below the San Miguel on the Matthews Lease (the “Report”).  In the event the Report is not received by the Company within two years of the closing date of the acquisition, the escrow units are returned to the Company for cancellation. In addition without Eagleford Energy’s prior written consent, the members of Dyami Energy may not offer, sell, contract to sell, grant any option to purchase, hypothecate, pledge, transfer title to or otherwise dispose of any of the Units during the period commencing on August 31, 2010 and ending on August 31, 2011 (the “Lock-Up Period”). During the Lock-Up Period, the members of the Company may not effect or agree to effect any short sale or certain related transactions with respect to the Eagleford Energy’s common shares.

In connection with the acquisition, the Company through Dyami Energy  entered into a one year employment agreement with Eric Johnson under which (i) Eric Johnson will work for Dyami Energy in the capacity of Vice President of Operations; (ii) Eric Johnson will receive an annual salary of US$75,000 for the first year, such salary to accrue until it can be paid monthly from Dyami Energy’s available cash reserves; and (iii) Eric Johnson will receive 850,000 common share purchase warrants, exercisable on an earn-out basis, for the purchase of 850,000 common shares of Eagleford at a price of US$1.00 per share during a period of five years from the date of issuance as follows:

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Event	Number of Warrants Earned

Enhanced Oil Recovery Pilot Project Commencement(1)	100,000
$10,000,000 in Gross Sales(2)	100,000
$25,000,000 in Gross Sales(2)	100,000
$100,000,000 in Gross Sales(2)	100,000
$250,000,000 in Gross Sales(2)	100,000
$500,000,000 in Gross Sales(2)	100,000
Enhanced Oil Recovery Phase 2 Project Commencement(3)	250,000

(1)           Refers to the commencement of an enhanced oil recovery system on the Matthews Lease resulting in the production of oil from the San Miguel formation from a configuration of 3 wells or more through an injection operation utilizing hot water, steam, nitrogen, or other such enhanced oil recovery system (the EOR Pilot Project) while Eric Johnson is an employee of the Dyami Energy.

(2)           Refers to revenues generated from oil or gas produced on the Matthews Lease and Murphy Lease while Eric Johnson is an employee of the Dyami Energy.

(3)           Refers to the production of oil from the San Miguel formation from an expansion of the EOR Pilot Project on the Matthews Lease that results in the production of oil at a rate of no less than 500 barrels a day net to Dyami Energy and continues at such rate of production for no less than 180 consecutive days while Eric Johnson is a full time employee of Dyami Energy.

Upon closing the Dyami Energy acquisition, the Company’s consolidated Zavala County, Texas mineral property interests includes a 85% working interest before payout (69% working interest after payout) in the Matthews Lease comprising approximately 2,629 gross acres of land and working interests ranging from 90% to 97% in the Murphy Lease comprising approximately 2,637 gross acres. The royalties payable on the Leases is 25%.

The effect of the acquisition on the Company’s financial position is outlined in the Company’s unaudited pro forma consolidated financial statements attached hereto. The Company does not presently have any plans or proposals for material changes in its business affairs or Dyami Energy that may have a significant effect on the results of operations and financial position of the Company, including any proposal to sell, lease or exchange all or a substantial part of the Company’s assets or to make any material changes to the Company’s business or Dyami Energy such as changes in corporate structure, management or personnel.

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2.5	Prior Valuations

No valuation required by securities legislation or a Canadian stock exchange or market to support the consideration paid by the Company pursuant to the acquisition of Dyami Energy has been obtained within the last twelve months by the Company.

2.6	Parties to the Transaction

No informed person, affiliate, or affiliate of Eagleford Energy, as those terms are defined under applicable securities legislation, was a party to the acquisition of Dyami Energy.

2.7	Date of Report

November 12, 2010

Item 3 Financial Statements

The following financial statements and other information required by part 8 of National Instrument 51-102 are attached hereto and form part of this business acquisition report:

Schedule A – the audited financial statements of Dyami Energy LLC from the date of Incorporation December 26, 2009 to August 31, 2010 together with notes thereto and auditors’ report thereon.

Schedule B – the unaudited consolidated interim financial statements of Eagleford Energy Inc., for the nine month period ended May 31, 2010 together with notes thereto.

Schedule C - the unaudited interim financial statements of Dyami Energy LLC from the date of Incorporation December 26, 2009 to May 31, 2010 together with notes thereto.

Schedule D - the unaudited pro forma consolidated Balance Sheet of Eagleford Energy Inc. as at May 31, 2010 and the unaudited statement of loss and comprehensive loss for the nine months ended May 31, 2010 together with notes thereto.

Additional Information

Additional information relating to the Company may be accessed and viewed via the System for Electronic Data Analysis and Retrieval (“SEDAR”) at www.sedar.com. . Readers can also access and view our Canadian public insider trading reports via the System for Electronic Disclosure by Insiders at www.sedi.ca. Our U.S. public filings are available at the public reference room of the U.S. Securities and Exchange Commission (“SEC”) located at 100 F Street, N.E., Room 1580, Washington, DC 20549 and at the website maintained by the SEC at www.sec.gov.

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Forward-looking Statements Advisory

This Business Acquisition Report contains certain forward-looking statements and forward-looking information (collectively referred to herein as “forward-looking statements”) within the mean of applicable Canadian securities laws. All statements other than statement of present or historical fact are forward-looking statements. In particular, this Business Acquisition Report contains forward-looking statements relating to estimates of reserves. Statements relating to “reserves” are forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.

Although management considers these assumptions to be reasonably based on information currently available to it, they may prove to be incorrect.  By their very nature, forward-looking statements involve inherent risks and uncertainties (both general and specific) and risks that forward-looking statements will not be achieved.  Undue reliance should not be placed on forward-looking statements, as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectation and anticipations, estimates and intentions expressed in the forward-looking statements.

The forward-looking statements contained in this Business Acquisition Report are made as of the date hereof and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, except as required by applicable Canadian Securities law.  The forward-looking statements contained herein are expressly qualified by this cautionary statement.

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Schedule A

Audited financial statements of Dyami Energy LLC from the date of Incorporation December 26, 2009 to August 31, 2010 together with notes thereto and auditors’ report thereon.

1

DYAMI ENERGY LLC

Auditors’ Report	3

Balance Sheet as of August 31, 2010	4

Statements of Operations for the Period from December 26, 2009
(Inception) to August 31, 2010	5

Statement of Changes in Stockholders’ Equity from December 26, 2009
(Inception) to August 31, 2010	6

Statement of Cash Flows for the Period from December 26, 2009
(Inception) to August 31, 2010	7

Notes to Financial Statements	8

2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
   Dyami Energy, LLC
   Toronto, Ontario, Canada

We have audited the accompanying consolidated balance sheet of Dyami Energy, LLC as of August 31, 2010 and the related consolidated statements of operations, shareholders’ equity, and cash flows for the intial period from December 26, 2009 (inception) through August 31, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that Dyami will continue as a going concern. As discussed in Note 3 to the financial statements, Dyami suffered losses from operations and has a working capital deficiency, which raises substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters also are described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dyami Energy, LLC as of August 31, 2010 and the results of operations and cash flows for the initial period then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ MaloneBailey, LLP
MaloneBailey, LLP
www.malonebailey.com
Houston, Texas

October 12, 2010

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DYAMI ENERGY LLC
(An Exploration Stage Company)
BALANCE SHEET

As of
August 31, 2010

ASSETS

Current Assets
Cash	$5,046
Accounts receivable	15,096
Accounts receivable – related parties	10,688
Drilling advances	6,830
Total Current Assets	37,660

Oil and Gas Properties
Oil and gas properties, successful efforts method	811,452

TOTAL ASSETS	$849,112

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES:
Accounts payable	$172,266
Accrued expenses - related party	25,749
Advances from related party	58,000
Note payable - related party	960,000
Total current liabilities	1,216,015

MEMBERS' EQUITY
Contributed capital	238
Accumulated deficit	(367,141)
TOTAL MEMBERS' EQUITY	(366,903)

TOTAL LIABILITIES AND
MEMBERS' EQUITY	$849,112

4

DYAMI ENERGY LLC
(An Exploration Stage Company)
STATEMENT OF OPERATIONS

Period from December 26, 2009
(inception) to
August 31, 2010

Operating expenses:
Professional fees	$256,314
Exploration expenses	106,008
Other general and administrative	4,819
Loss from operations	(367,141)

Non-operating expense:
Interest expense	-

Net loss	$(367,141)

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DYAMI ENERGY LLC
(An Exploration Stage Company)
STATEMENT OF CHANGES IN MEMBERS’ EQUITY
FOR THE PERIOD FROM DECEMBER 26, 2009 (INCEPTION) TO AUGUST 31, 2010

			Total
	Contributed	Accumulated	Members'
	Capital	Deficit	Equity

Balance, December 26, 2009 (Inception)	$-	$-	$-

Capital contributions	238	-	238

Net loss	-	(367,141)	(367,141)

Balance, August 31, 2010	$238	$(367,141)	$(366,903)

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DYAMI ENERGY LLC
(An Exploration Stage Company)
STATEMENT OF CASH FLOWS

Period from December 26, 2009
(inception) to
August 31, 2010
Cash flows from operating activities:
Net loss	$(367,141)
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in operating assets and liabilities:
Accounts receivable	(15,096)
Accounts receivable – related parties	(10,688)
Other current assets	(6,830)
Accounts payable	172,266
Accrued expenses - related party	25,749
Net cash used in operating activities	(201,740)

Cash flows from investing activities:
Investments in oil and gas properties	(811,452)
Net cash used in investing activities	(811,452)

Cash flows from financing activities:
Proceeds from capital contributions	238
Advances from related party	58,000
Proceeds from note payable - related party	960,000
Net cash provided by financing activities	1,018,238

Increase in cash	5,046

Cash, beginning of period	-

Cash, end of period	$5,046

Supplemental disclosures of cash flow information:
Cash paid for interest	$-
Cash paid for income taxes	$-

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DYAMI ENERGY LLC
(An Exploration Stage Company)
Notes to Financial Statements

(1)     Organization and Basis of Presentation

Dyami Energy LLC. (“Dyami” or the “Company”), is a Texas limited liability company formed on December 26, 2009.  The Company is an exploration stage organization focused on the exploitation, development and production of oil and natural gas in Southwest Texas, USA.  Dyami has 1,000 membership interests issued and outstanding as of August 31, 2010.

The Company is in an exploration stage and consequently its financial statements have been prepared in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic No. 915 which provides guidelines on financial reporting requirements for exploration stage entities. All amounts referred to herein are stated in United States dollars.

(2)     Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less when acquired to be cash equivalents. The Company places the majority of its cash and cash equivalents with financial institutions that are insured by the Federal Deposit Insurance Corporation up to $250,000.  From time to time, the Company’s cash balances exceeded FDIC insured limits.  The Company mitigates this concentration of credit risk by monitoring the credit worthiness of financial institutions and its customers.   The Company maintains any cash and cash equivalents in excess of federally insured limits in prominent financial institutions considered to be of high credit quality.

Accounts Receivable and Allowance for Doubtful Accounts

The Company establishes provisions for losses on accounts receivable if it determines that it will not collect all or part of the outstanding balance. The Company has receivables from joint interest owners. The Company has the ability to withhold future revenue disbursements to recover non-payment of joint interest billings on properties of which the Company is the operator. Accounts receivable are written down to reflect management's best estimate or realizability based upon known specific analysis, historical experience, and other currently available evidence of the net collectible amount. There is no allowance for doubtful accounts as of August 31, 2010.

Oil and Gas Properties

The Company accounts for its oil and natural gas properties using the successful efforts method. Under this method of accounting, costs relating to the acquisition of and development of proved areas are capitalized when incurred. The costs of development wells are capitalized whether productive or non-productive. Leasehold acquisition costs are capitalized when incurred. If proved reserves are found on an unproved property, leasehold cost is transferred to proved properties. Exploration dry holes are charged to expense when it is determined that no commercial reserves exist. Other exploration costs, including personnel costs, geological and geophysical expenses and delay rentals for oil and natural gas leases, are charged to expense when incurred. The costs of acquiring or constructing support equipment and facilities used in oil and gas producing activities are capitalized. Production costs are charged to expense as incurred and are those costs incurred to operate and maintain our wells and related equipment and facilities.  Disposition of oil and gas properties are accounted for as a reduction of capitalized costs, with no gain or loss recognized unless such adjustment would significantly alter the relationship between capital costs and proved reserves of oil and gas, in which case the gain or loss is recognized in the statement of operations.

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Depletion and depreciation of proved oil and gas properties will be calculated on the units-of-production method based upon estimates of proved reserves. Such calculations include the estimated future costs to develop proved reserves. Costs of unproved properties are not included in the costs subject to depletion. These costs are assessed periodically for impairment.  Costs in excess of the present value of estimated future net revenues are charged to impairment expense. As of August 31, 2010, all of the Company’s oil and natural gas properties were unproved and were not subject to depletion.

Capitalized Interest

Interest from external borrowings is capitalized on major projects with an expected construction period of one year or longer. Capitalized interest is added to the cost of the underlying asset and is amortized over the useful lives of the assets in the same manner as the underlying assets.

Asset Retirement Obligation

ASC 41-20 (formerly FAS No. 143), requires that an asset retirement obligation (“ARO”) associated with the retirement of a tangible long-lived asset be recognized as a liability in the period in which it is incurred and becomes determinable. Under this method, when liabilities for dismantlement and abandonment costs, excluding salvage values, are initially recorded, the carrying amount of the related oil and natural gas properties is increased. The fair value of the ARO asset and liability is measured using expected future cash outflows discounted at the Company’s credit-adjusted risk-free interest rate. Accretion of the liability is recognized each period using the interest method of allocation, and the capitalized cost is depleted using the units of production method. Should either the estimated life or the estimated abandonment costs of a property change materially, a new calculation is performed using the same methodology of taking the abandonment cost and inflating it forward to its abandonment date and then discounting it back to the present using the Company’s credit-adjusted-risk-free rate. The carrying value of the asset retirement obligation is adjusted to the newly calculated value, with a corresponding offsetting adjustment to the asset retirement cost related to oil and gas property accounts.

Revenue Recognition

Revenues associated with sales of crude oil, natural gas, natural gas liquids, petroleum and chemical products, and other items are recognized when title passes to the customer, which is when the risk of ownership passes to the purchaser and physical delivery of goods occurs, either immediately or within a fixed delivery schedule that is reasonable and customary in the industry.

Revenues associated with properties producing natural gas and crude oil, in which the Company has an interest with other producers, are recognized based on the actual volumes sold during the period. Any differences between volumes sold and entitlement volumes, based on the Company’s net working interest, which are deemed to be non-recoverable through remaining production, are recognized as accounts receivable or accounts payable, as appropriate. Cumulative differences between volumes sold and entitlement volumes are generally not significant.

Revenues associated with transactions commonly called buy/sell contracts, in which the purchase and sale of inventory with the same counterparty are entered into “in contemplation” of one another, are combined and reported net (i.e., on the same income statement line).

Income Taxes

The Company is a limited liability company and is treated as a flow through entity under the applicable  provisions of the Internal Revenue Code  and local jurisdictions.  Therefore, the Company is not subject to income taxes, and any net income or loss as determined for income tax purposes is allocated to the member based upon the provisions of the Company’s Membership Operating Agreement.

Fair Value of Financial Instruments

The carrying value of accounts receivable, accounts payable, accrued expenses and note payable-related party approximates fair value due to the short term nature of these accounts.

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Fiscal year-end

The Company’s year-end is August 31.

Recently Issued Accounting Standards and Developments

The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on our results of operations, financial position or cash flow.

 (3)    Going Concern

During the period ended August 31, 2010, the Company has not generated any revenue and therefore has been unable to generate cash flows sufficient to support its operations and has been dependent on debt financing. In addition to negative cash flow from operations, the Company has experienced recurring net losses, and has an accumulated deficit of approximately $367,141.

These factors raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

(4)     Drilling Advances

The Company is the designated operator of its oil and gas properties (see Note 5).  In August 2010, the Company contracted to another party, Dawsey Operating Company (“Dawsey”), the drilling operations of its Matthews/Dyami 1H well.  During the period ended August 31, 2010, the Company advanced $58,000 to Dawsey (see Note 6).  As of August 31, 2010, the Company has a receivable from Dawsey of $6,830.

(5)       Oil and Gas Properties

Matthews Lease

Effective February 23, 2010, the Company bought a 75% working interest in an exploratory area of 2,629 acres located in Zavala County, Texas (the “Matthews Lease”) for $500,000 from OGR Energy Corporation (“OGR Energy”) (the “Purchase and Sale Agreement”) OGR Energy owns a 15% working interest and Eagleford Energy Inc. (“Eagleford Energy”) owns a 10% working interest.  After production revenue on the property reaches $12.5 million, the Company’s working interest shall decrease by 13.5%.  The royalties payable are 25% of the 75% interest.

Pursuant to the terms of the Purchase and Sale Agreement, the Company agreed to the following activities on the Matthews Lease:

(a)
Within one hundred eighty days following the Closing Date, the Company shall commence operations to drill a well (the “Initial Test Well”) on the area covered by the Matthews Lease to a depth of not less than 3,000 feet below the surface or to the base of the San Miguel “D” formation.  If the Company fails to commence operations on the Initial Well within the required time and drill the well to the required depth (or commence a substitute well within 30 days of abandoning the Initial Test Well, in the event the Initial test Well fails to reach the objective depth, all of the interest acquired by the Company in the Matthews Lease shall be transferred to OGR Energy without further consideration;

(b)
After completion of the Initial Test Well, the Company shall be required to perform an injection operation to the Initial Test Well. If the Company fails to commence operations to perform an injection operation on the Initial Well on or before January 1, 2011, all of the interest acquired by the Company in the Matthews Lease shall be transferred to OGR Energy without further consideration;

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(c)
In addition to the operation in the Initial Test Well provided on (a) and (b) above, on or before January 1, 2011, the Company shall commence a horizontal well to test the Eagle Ford shale formation with a projected lateral length of not less than 2,500 feet (the “Second Test Well”).  If the Company fails to commence operations on the Second Test Well (or commence a substitute well within 30 days of abandoning the Second Test Well, in the event the Second Test Well fails to reach the objective depth), OGR Energy shall have, at its election, the right to purchase from the Company all of the Company’s leasehold rights to all depths below the base of the San Miguel formation for $100 per acre, proportionately reduced to the percentage of interest acquired by the Company, (a 75% working interest or $197,206);

(d)
OGR Energy shall be obligated to participate in each of the operations provided for on (a), (b) and (c) above.  If OGR Energy fails to bear its share of the costs of such operations and top pay for the same in a timely manner in accordance with the provisions of the corresponding operating agreement (the “Matthews Lease Operating Agreement”),  OGR Energy is deemed to have forfeited the interest in the well as to which it has failed to pay its share of costs, and OGR Energy shall assign to the Company all of the interest its owns at that time in such well and the leasehold acreage allocated thereto, in the amount of twenty (20) acres for a San Miguel well, or one hundred sixty (160) acres for the Eagle Ford Shale well.

The Company commenced operations to drill a well on the Matthews Lease Property in the third week of August 2010.  The Company is the designated operator under the provisions of the Matthews Lease Operating Agreement.

Murphy Lease

On February 3, 2010 (the “Effective Date”), the Company bought a 100% working interest in a 2,637 acre lease area also located in Zavala County, Texas (the “Murphy Lease”) from Texas Land & Energy, LLC  (“TL & E”) for $237,330 (the “Assignment Agreement”). On the same date, the Company also entered into an agreement with A. L. Dawsey pursuant to which the Company paid a $10,000 prospect fee and a 10% carried interest on the drilling costs on the first well drilled from surface to base of the Austin Chalk and a 3% carried interest on the drilling costs on the first well drilled from the top of the Eagle Ford shale to basement. Thereafter A. L. Dawsey has the right to participate for a 10% and 3% working interest respectively.  The royalties payable under the Murphy Lease are 25%.

In accordance with the Assignment Agreement, the Company agreed to commence drilling (spud) a well to a depth to sufficiently test the Eagle Ford shale within six (6) months from the Effective Date.  If the Company fails to commence drilling on such well within the 6 month period, (a) the Company shall be liable to pay TL & E the amount of $25 per acre (the “Murphy Lease Delay Payment”), which payment shall extend the period to commence the well for another 6 month period or (b) the Company shall be required to release and re-assign its rights to, and shall have no further interest in, the Murphy Lease.  During the development of the property covered by the Murphy Lease, the Company is required to commence drilling of a well every 6 months, or otherwise release and re-assign its rights to the Murphy Lease, but excluding the unit acreage area it has already drilled and earned.  Likewise, if a producing well ceases to produce, and such well is not timely re-worked or re-drilled within a 6 month period, the Company shall also be required to release and re-assign its rights to the Murphy Lease.

On July 28, 2010, in accordance with an amendment to the Assignment Agreement (the “Amendment”) entered into between the Company and TL & E, the Company paid to an escrow agent $65,925 representing the Murphy Lease Delay Payment (the “Escrow Deposit”).  The Amendment provides that the Escrow Deposit will be held by the escrow agent for a period of forty-five days, which period began on August 4, 2010.  On September 16, 2010, the Company and the Murphy family (“Lessor”) agreed to a fifteen (15) day extension following the original 45 day extension, and the Company also had a ten (10) day option period, commencing immediately at the expiration of the 15-day extension period, to commence spudding a well.  The expiration date of the option was October 12, 2010 (“Option Expiration Date”).  The Company did not spud on a well by the Option Expiration Date and the Escrow Deposit was considered as payment in full of the Murphy Lease Delay Payment.

As of August 31, 2010, all of the Company's investments in oil and gas properties are located within the United States and contained in one cost center.  As no proven reserves related to these properties have been identified, the properties are classified as “exploratory prospects” and are not currently subject to amortization.

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(6)     Related Party Transactions

On March 24, 2010, the Company borrowed $960,000 from Benchmark Enterprises, LLC under a 6% unsecured promissory note due on the earlier of March 24, 2011 or upon the Company’s closing of a financing in excess of $4,500,000. The total interest accrued at August 31, 2010 is $25,249. Benchmark is a member who owned a 34% interest immediately before the acquisition by Eagleford Energy (see Note 8) ..

As of August 31, 2010, the Company has a receivable from Eagleford Energy of $9,442, which pertains to Eagleford Energy’s share of costs as a 10% joint interest owner on the Matthews Lease.  Eagleford Energy acquired the Company effective August 31, 2010 (see Note 8).

During the period ended August 31, 2010, the Company received $58,000 from Eagleford Energy that was used for the Company’s drilling activities.

 (7)    Commitments and Contingencies

The Company may from time to time become involved in legal proceedings arising in the ordinary course of business. While the outcome of lawsuits cannot be predicted with certainty, the Company is not currently a party to any proceeding that it believes, if determined in a manner adverse to Dyami, could have a potential material adverse effect on its financial condition, results of operations or cash flows.

Additionally, Dyami is subject to numerous laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. To the extent laws are enacted or other governmental action is taken that restricts drilling or imposes environmental protection requirements that result in increased costs to the oil and natural gas industry in general, the business and prospects of Dyami could be adversely affected.

(8)     Acquisition Agreement with Eagleford Energy

Acquisition Agreement

On August 31, 2010, Eagleford Energy, an Ontario, Canada corporation, bought all of the membership interests of the Company, making the Company a wholly-owned subsidiary in exchange for (i) units of Eagleford Energy at $0.90 per unit valued at $3,140,000, and (ii)  Eagleford Energy’s issuance of a $960,000 secured promissory note to Benchmark in exchange for the Benchmark Note (as discussed in Note 5).   Each unit is comprised of one common share and one-half a purchase warrant (the “Units”). Each full warrant is exercisable into one additional common share at US$1.00 per share for a period of four years from the date of issuance (the “Warrants”).The number of Units to be issued to the members of Dyami is subject to certain working capital adjustments at closing. The Eagleford Energy Note will bear interest at 6% per annum, and is secured by the Matthews and Murphy Leases and will be payable on December 31, 2011 or upon Eagleford Energy closing a financing or series of financings in excess of US$4,500,000 (the “Acquisition Agreement”).

Purchase Price Adjustment

Under the terms of the Acquisition Agreement, to the extent the Company’s aggregate liabilities at closing, excluding liabilities related to drilling contracts but including the Benchmark Note, reduced by the amount of the Company’s cash and accounts receivable at closing, are greater than $1,000,000, a corresponding purchase price adjustment shall be made to reflect such greater amount and shall be reflected in a reduction in the number of Units to be issued to the Company’s members on a pro-rata basis.

Lock-Up

The Acquisition Agreement provides that, without Eagleford Energy’s prior written consent, the members of the Company may not offer, sell, contract to sell, grant any option to purchase, hypothecate, pledge, transfer title to or otherwise dispose of any Units or any of the shares issuable upon exercise of the Warrants during the period commencing on the closing and ending on the 12 month anniversary of the closing.  The Acquisition Agreement also provides that, during such Lock-Up Period, the members of the Company may not effect or agree to effect any short sale or certain related transactions with respect to Eagleford Energy’s common stock.

12

Share Escrow

Under the terms of the Acquisition Agreement, Eagleford Energy shall deliver to a designated escrow agent certificates representing 50% of the Units (the “Escrow Units”).  The Escrow Units shall remain in escrow until such time that Eagleford Energy receives an NI 51-101 report from an independent engineering firm indicating at least 100,000 boe of proven reserves on either the Murphy Lease or any formation below the San Miguel on the Matthews Lease (the “Report”).  The Escrow Units shall be held as a trust fund and shall not be subject to any lien, attachment, trustee process or any other judicial process of any creditor of the members of the Company, and shall be held and disbursed solely for the purposes and in accordance with the terms of the escrow agreement. In the event the Report is not received by Eagleford Energy within two years of the closing, the escrow agent shall return the Escrow Units to Eagleford Energy for cancellation.  The members of the Company may not assign or transfer any interest in the Escrowed Units while they are held in escrow, however, the members of the Company are entitled to exercise voting rights with respect to such escrowed shares.

(9)     Subsequent Events

On October 8, 2010, the Company received written notice from OGR Energy and Eagleford Energy confirming their participation in the drilling of the Matthews/Dyami 1H well.

The Company evaluated subsequent events through October 12, 2010.

13

Schedule B

Unaudited consolidated interim financial statements of Eagleford Energy Inc., for the nine month period ended May 31, 2010 together with notes thereto.

EAGLEFORD ENERGY INC.
(Formerly: Eugenic Corp.)

Consolidated Financial Statements
For the period ended May 31, 2010
(Unaudited)
(Expressed in Canadian Dollars)

Notice to Reader

Management has compiled the accompanying unaudited interim consolidated financial information of Eagleford Energy Inc. consisting of the Consolidated Balance Sheet as at May 31, 2010, Consolidated Statements of Loss, Comprehensive Loss and Deficit, Consolidated Statements of Shareholders’ Equity and Consolidated Statements of Cash Flows for the three and nine months ended May 31, 2010 and 2009 stated in Canadian Dollars. Eagleford Energy Inc.’s independent auditor has not performed a review of these unaudited interim consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Suite 1505-1 King Street West, Toronto, Ontario M5H 1A1 Telephone: (416) 364-4039, Facsimile: (416) 364-8244

EAGLEFORD ENERGY INC.
(Formerly: Eugenic Corp.)
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	May 31, 2010	August 31, 2009

Assets

Current
Cash and cash equivalents	$25,531	$172,905
Marketable securities (Note 5)	1	1
Other receivables	26,121	20,421
	51,653	193,327

Oil and gas interests (Note 6)	381,156	407,000

	$432,809	$600,327

Liabilities and Shareholders' Equity

Current
Accounts payable (Note 9)	$149,157	$152,984
Income taxes payable	-	10,215
Loans payable (Note 10)	167,500	167,500
	316,657	330,699

Long term
Asset retirement obligations (Note 7)	3,845	3,634
	320,502	334,333

Shareholders' Equity
Share capital (Note 8)	877,086	825,386
Warrants (Note 8)	417,934	431,134
Contributed surplus (Note 8)	38,000	38,000
Deficit	(1,220,713)	(1,028,526)
	112,307	265,994

	$432,809	$600,327

Going concern (Note 1)
Related Party Transactions and Balances (Note 9)

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements

EAGLEFORD ENERGY INC.
(Formerly: Eugenic Corp.)
Consolidated Statements of Loss, Comprehensive Loss and Deficit
(Expressed in Canadian Dollars)

	Three Months Ended		Nine Months Ended
	May 31,		May 31,
	2010	2009	2010	2009

Oil and gas operations
Revenue	$19,291	$32,796	$82,010	$33,121
Royalties	(4,611)	(4,364)	(20,072)	(4,454)
	$14,680	$28,432	$61,938	$28,667

Operating costs	11,306	26,498	52,488	26,857
Depletion	6,836	8,057	25,844	8,264
	18,142	34,555	78,332	35,121

Loss from oil and gas operations	(3,462)	(6,123)	(16,394)	(6,454)

Expenses
Management fees (Note 9)	7,500	4,500	22,500	10,500
Office and general	538	3,518	1,905	3,735
Professional fees	41,528	40,144	104,286	40,263
Transfer and registrar costs	21,016	4,693	37,217	9,428
Head office services	1,100	3,900	9,915	9,952
	71,682	56,755	175,823	73,878

Operating loss for the period	(75,144)	(62,878)	(192,217)	(80,332)
Other item
Interest	-	324	30	1,438

Net loss and comprehensive loss for the period	(75,144)	(62,554)	(192,187)	(78,894)

Deficit, beginning of period	(1,145,569)	(716,005)	(1,028,526)	(699,665)

Deficit, end of period	$(1,220,713)	$(778,559)	$(1,220,713)	$(778,559)

Loss per share, basic and diluted	$(0.003)	$(0.005)	$(0.008)	$(0.007)

Weighted average shares outstanding	24,483,646	11,878,061	24,295,847	11,732,302

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements

EAGLEFORD ENERGY INC.
(Formerly: Eugenic Corp.)
Consolidated Statements of Shareholders' Equity
(Expressed in Canadian Dollars)

For the nine months ended May 31, 2010

	SHARE
	CAPITAL		WARRANTS		CONTRIBUTED
	Number	Amount	Number	Amount	SURPLUS	DEFICIT	TOTAL
Balance, August 31, 2009	24,232,559	$825,386	16,335,820	$431,134	$38,000	$(1,028,526)	$265,994

Warrants exercised for the period	550,000	51,700	(550,000)	(13,200)			38,500
Net loss for the period						(192,187)

Balance, May 31, 2010	24,782,559	$877,086	15,785,820	$417,934	$38,000	(1,220,713)	$112,307

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements

EAGLEFORD ENERGY INC.
(Formerly: Eugenic Corp.)
Consolidated Statement of Cash Flows
(Expressed in Canadian Dollars)

	Three Months Ended		Nine Months Ended
	May 31,		May 31,
	2010	2009	2010	2009
Cash provided by (used in)

Operating activities
Net loss for the period	$(75,144)	$(62,554)	$(192,187)	$(78,894)
Adjustments to reconcile net loss to net cash used in operating activities:
Depletion and accretion	6,911	8,121	26,055	8,329
Changes in non-cash working capital balances:
Other receivables	1,018	(5,673)	(5,700)	(6,527)
Accounts payable	11,135	(3,652)	(3,827)	(3,529)
Income taxes payable	-	-	(10,215)	-
	(56,080)	(63,758)	(185,874)	(80,621)
Investing activities
Cash and cash equivalents on acquisition of 1354166 Alberta Ltd.	-	-	-	90,499

Financing activities
Notes payable				(118,000)
Issuance of common shares for cash, net	-	-	-	180,013
Warrents exercised	38,500	-	38,500	-
	38,500	-	38,500	62,013

Decrease in cash for the period	(17,580)	(63,758)	(147,374)	71,891

Cash, beginning of the period	43,111	338,375	172,905	202,726

Cash, end of the period	$25,531	$274,617	$25,531	$274,617

Cash consists of:
Cash	$25,531	$47,842	$25,531	$47,842
Cash equivalents	-	226,775	-	226,775
	$25,531	$274,617	$25,531	$274,617

Non-cash transactions:
Acquisition of subsidiary	$-		$-	$445,528
Issuance of units on acquisition of subsidiary	$-		$-	$(445,528)
Shares issued to settle debt	$-		$-	$62,500

Supplemental information:
Income Taxes Paid	$-	$-	$10,215	$-

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the period ended May 31, 2010

1.      Nature of Business

The Company's business focus consists of acquiring, exploring and developing oil and gas interests. The recoverability of the amount shown for these properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete exploration and development, and future profitable production or proceeds from disposition of such property. In addition the Company holds a 0.3% net smelter return royalty on 8 mining claim blocks located in Red Lake, Ontario which is carried on the consolidated balance sheets at nil.

Going Concern
These consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. The Company plans to obtain additional financing by way of debt or the issuance of common shares or some other means to service its current working capital requirements, any additional or unforeseen obligations or to implement any future opportunities. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due. These consolidated financial statements do not include any adjustments for this uncertainty.

The Company has accumulated losses and cash flows from operations are negative which raises doubt as to the validity of the going concern assumption. As at May 31, 2010, the Company had a working capital deficiency of $265,004 and an accumulated deficit of $1,220,713. Management of the Company does not have sufficient funds to meet its liabilities for the ensuing twelve months as they fall due. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. The Company's ability to continue operations and fund its liabilities is dependent on management's ability to secure additional financing and cash flow. Management is pursuing such additional sources of financing and cash flow and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements.

2.      Significant Accounting Policies

The Company’s unaudited consolidated financial statements for the period ended May 31, 2010 and 2009 include the accounts of the Company and its wholly owned subsidiary1354166 Alberta Ltd. from the date of acquisition, February 27, 2009. On November 12, 2009, the Company’s wholly owned subsidairy1406768 Ontario Inc., changed its name to Eagleford Energy Inc. On November 30, 2009 the Company amalgamated with Eagleford Energy Inc. and upon the amalgamation the entity's new name is Eagleford Energy Inc.

The unaudited interim consolidated financial statements of Eagleford Energy Inc. (“Eagleford” or the “Company”) have been prepared in accordance with accounting principles generally accepted in Canada using the same accounting policies and methods as those disclosed in the audited consolidated financial statements for the year ended August 31, 2009.

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the period ended May 31, 2010

2.      Significant Accounting Policies   (cont’d)

For the period ended May 31, 2010 and 2009, the preparation of our unaudited interim consolidated financial statements in accordance with US GAAP would not have resulted in material differences to the consolidated balance sheet or consolidated statement of loss, comprehensive loss and deficit from our unaudited interim consolidated financial statements prepared using Canadian GAAP.

These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes for the fiscal year ended August 31, 2009. In the opinion of management, all adjustments considered necessary for the fair presentation have been included in these unaudited interim financial statements. Operating results for the period ended May 31, 2010 are not indicative of the results that may be expected for the full year ended August 31, 2010.

Principles of Consolidation
The consolidated financial statements include the accounts of Eagleford, the legal parent, together with its wholly owned subsidiary, 1354166 Alberta Ltd. All material inter-company transactions have been eliminated.

Marketable Securities
At each financial reporting period, the Company estimates the fair value of investments which are held-for-trading, based on quoted closing bid prices at the consolidated balance sheet dates or the closing bid price on the last day the security traded if there were no trades at the consolidated balance sheet dates and such valuations are reflected in the consolidated financial statements. The resulting values for unlisted securities whether of public or private issuers, may not be reflective of the proceeds that could be realized by the Company upon their disposition. The fair value of the securities at May 31, 2010 was $1 (August 31, 2009 - $1).

Cash and Cash Equivalents
The Company classified cash, redeemable investment deposits, and deposits with original maturities less than or equal to three months as cash and cash equivalents.

Oil and Gas Interests
The Company follows the successful efforts method of accounting for its oil and gas interest.  Under this method, costs related to the acquisition, exploration, and development of oil and gas interests are capitalized. The Company carries as an asset, exploratory well costs if a) the well found a sufficient quantity of reserves to justify its completion as a producing well and b) the Company is making sufficient progress assessing the reserves and the economic and operating viability of the project. If a property is not productive or commercially viable, its costs are written off to operations.  Impairment of non-producing properties is assessed based on management's expectations of the properties.

Costs capitalized, together with the costs of production equipment, are depleted on the unit-of-production method based on the estimated proved reserves.

Proved oil and gas properties held and used by the Company are reviewed for impairment whenever events and circumstances indicate that the carrying amounts may not be recoverable. Impairments are measured by the amount by which the asset’s carrying value exceeds its fair value and is included in the determination of net income for the year.

Revenue Recognition
Revenues associated with the sale of crude oil and natural gas are recorded when the title passes to the customer. The customer has assumed the risks and rewards of ownership, prices are fixed or determinable and collectability is reasonably assured. The Company does not enter into ongoing arrangements whereby it is required to repurchase its products, nor does the Company provide the customer with a right of return.

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the period ended May 31, 2010

2.      Significant Accounting Policies   (cont’d)

Royalties
As is normal to the industry, the Company's future production is subject to crown royalties.  These amounts are reported net of related tax credits.

Environmental and Site Restoration Costs
The Company recognizes an estimate of the liability associated with an asset retirement obligation (“ARO”) in the financial statements at the time the liability is incurred. The estimated fair value of the ARO is recorded as a long-term liability with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on a straight-line basis over the estimated life of the asset. The liability amount is increased each reporting period due to the passage of time and the amount of accretion to operations in the period. The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded.

Ceiling Test
The Company performs a ceiling test calculation in accordance with the Canadian Institute of Chartered Accountants’ successful efforts method guidelines, including an impairment test on undeveloped properties. The recovery of costs is tested by comparing the carrying amount of the oil and natural gas assets to the reserves report. If the carrying amount exceeds the recoverable amount, then impairment would be recognized on the amount by which the carrying amount of the assets exceeds the present value of expected cash flows using proved plus probable reserves and expected future prices and costs. At May 31, 2010 the Company recorded an impairment of Nil (August 31, 2009 - $105,805).

Foreign Currencies
Assets and liabilities denominated in currencies other than Canadian dollars are translated at exchange rates in effect at the balance sheet date. Revenue and expense items are translated at the average rates of exchange for the year. Exchange gains and losses are included in the determination of net income for the year.

Financial Instruments
The Company's financial instruments consist of certain instruments with short term maturities.  It is management's opinion that the Company is not exposed to any significant interest rate or credit risks arising from these financial instruments.  The fair value of short term financial instruments approximates the carrying value.  All of the Company's cash is held at one major financial institution.

Accounting Estimates
The preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and the disclosures of revenues and expenses for the reported year.  Actual results may differ from those estimates.

The amounts recorded for depletion and amortization of oil and gas properties and the valuation of these properties, are based on estimates of proved and probable reserves, production rates, oil and gas prices, future costs and other relevant assumptions.  The effect on the consolidated financial statements of changes in estimates in future periods could be significant.

Income Taxes
The Company accounts for income taxes under the asset and liability method.  Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial reporting and tax bases of assets and liabilities and available loss carry forwards and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to be reversed.  A valuation allowance is established to reduce tax assets if it is more likely than not that all or some portions of such tax assets will not be realized.

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the period ended May 31, 2010

2.      Significant Accounting Policies   (cont’d)

Non-Monetary Transactions
Transactions in which shares or other non-cash consideration are exchanged for assets or services are measured at the fair value of the assets or services involved in accordance with Section 3830 (“Non-monetary Transactions”) of the Canadian Institute of Chartered Accountants Handbook (“CICA Handbook”).

Stock-Based Compensation
The Company has a stock option plan. The fair value method of accounting is used to account for stock options granted to directors, officers and employees whereby the fair value of options granted is recorded as a compensation expense in the consolidated financial statements. Compensation expense is based on the estimated fair value at the time of the grant and recognized over the vesting period of the option. Upon exercise of the options, the amount of the consideration paid together with the amount previously recorded in contributed surplus is recorded as an increase in share capital.

Loss Per Share
Basic loss per share is calculated by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted loss per share is computed using the treasury stock method. Under this method, the diluted weighted average number of shares is calculated assuming the proceeds that arise from the exercise of stock options and other dilutive instruments are used to repurchase the Company’s shares at their weighted average market price for the period.

3.      Change in Accounting Policy and Future Accounting Changes

Accounting Changes

During fiscal 2008 the Company adopted CICA Section 3865, “Hedges” which specifies circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any hedges.

During fiscal 2008, the Company adopted CICA Section 3862, “Financial Instruments – Disclosures” and Section 3863, “Financial Instruments–Presentation”, which will replace Section 3861, “Financial Instruments – Disclosure and Presentation”. These new sections 3862 (on disclosures) and 3863 (on presentation) replace Section 3861, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. Section 3862 complements the principles recognizing measuring and presenting financial assets and financial liabilities in Financial Instruments. Section 3863 deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset (see Note 12).

During fiscal 2008, the Company adopted CICA 1535, “Capital Disclosures”. This new pronouncement establishes standards for disclosing information about an entity’s capital and how it is managed. Section 1535 also requires the disclosure of any externally-imposed capital requirements, whether the entity has complied with them, and if not, the consequences (see Note 13).

During fiscal 2008 the Company adopted CICA Section 3031, “Inventories” which replaced Section 3030 and establishes new standards for the measurement and disclosure of inventories. The main features of the new Section are as follows:

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the period ended May 31, 2010

3.     Change in Accounting Policy and Future Accounting Changes   (cont’d)

•	Measurement of inventories at the lower of cost and net realizable value
•	Consistent use of either first-in, first-out or a weighted average cost formula to measure cost
•	Reversal of previous write-down to net realizable value when there is a subsequent increase to the value of inventories.

The adoption of this standard did not have an impact on the Company’s financial statements.

In January 2009, the CICA issued EIC-173 which provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. The application of this EIC did not have a material effect on the Company’s financial statements.

During fiscal 2010 the Company adopted Section 3064, “Goodwill and Intangible Assets”. This section replaces Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”. Various changes have been made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The adoption of this standard did not have an impact on the Company’s financial statements.

During fiscal 2010, the Company adopted amended Section 1400, “General Standard of Financial Statement Presentation” which includes requirements to assess and disclose the Company’s ability to continue as a going concern. The adoption of this new section did not have an impact on the Company’s financial statements.

Future Accounting Changes

Business Combinations, Consolidated Financial Statements and Non-controlling Interests – The CICA issued three new accounting standards in January 2009: section 1582, Business Combinations, section 1601, Consolidated Financial Statements, and section 1602, Non-controlling interests. These new standards will be effective for fiscal years beginning on or after January 1, 2011. The Company is in the process of evaluating the requirements of the new standards.

Section 1582 replaces section 1581, and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to International Financial Reporting Standard IFRS 3 – Business Combinations. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

Sections 1601 and 1602 together replace 1600 – Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.

Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of International Financial Reporting Standard IAS 27 - Consolidated and Separate Financial Statements and applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. The adoption of these new Standards are not expected to have any significant impact on the Company’s Financial Statements.

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the period ended May 31, 2010

3.      Change in Accounting Policy and Future Accounting Changes   (cont’d)

In December 2009, the CICA issued EIC 175 – “Multiple Deliverable Revenue Arrangements” replacing EIC 142 – “Revenue Arrangements with Multiple Deliverables”. This abstract was amended to: (1) provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and the consideration allocated; (2) require, in situations where a vendor does not have vendor-specific objective evidence (“VSOE”) or third-party evidence of selling price, that the entity allocate revenue in an arrangement using estimated selling prices of deliverables; (3) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and (4) require expanded qualitative and quantitative disclosures regarding significant judgments made in applying this guidance. The accounting changes summarized in EIC 175 are effective for fiscal periods beginning on or after January 1, 2011, with early adoption permitted. Adoption may either be on a prospective basis or by retrospective application. If the Abstract is adopted early, in a reporting period that is not the first reporting period in the entity’s fiscal period, it must be applied retrospectively from the beginning of the Company’s fiscal period of adoption. The Company expects to adopt EIC 175 effective January 1, 2011. The Company does not believe the standard will have a material impact on its consolidated financial statements.

In February 2008, the Accounting Standards Board “(AcSB)” confirmed that the use of IFRS will be required in 2011 for publicly accountable enterprises in Canada. In April 2008, the AcSB issued an IFRS Omnibus Exposure Draft proposing that publicly accountable enterprises be required to apply IFRS, in full and without modification, for fiscal years beginning on or after January 1, 2011. The Company will issue its initial audited consolidated financial statements under IFRS including comparative information for the year ending August 31, 2011.

The eventual changeover to IFRS represents changes due to new accounting standards. The transition from current Canadian GAAP to IFRS is a significant undertaking that may materially affect the Company's reported financial position and results of operations.

The Company is assessing the potential impacts of this changeover and is developing its IFRS changeover plan, which will include project structure and governance, resourcing and training, analysis of key GAAP differences and a phased plan to assess accounting policies under IFRS as well as potential exemptions to the initial adoption of IFRS as permitted by IFRS Statement 1.

4.      Segmented Information

The Company’s only segment is oil and gas exploration and production. All reportable segments are located in Canada.

5.      Marketable Securities

May 31, 2010
Investments in quoted companies
(market value $1 (August 31, 2009 - $1))	$1

6.      Oil and Gas Interests

Net book value at August 31, 2009	$407,000
Accumulated Depletion	(25,844)
Net book value May 31, 2010	$381,156

The Company’s has a 0.5% non convertible gross overriding royalty in a natural gas well located in the Haynes area of Alberta and a 5.1975% interest in a natural gas unit located in the Botha area of Alberta, Canada.

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the period ended May 31, 2010

7.      Asset Retirement Obligation

The Company’s asset retirement obligations result from net ownership interests in natural gas assets including well sites, gathering systems and processing facilities. The Company estimates the total undiscounted amount of cash flow required to settle its asset retirement obligations at May 31, 2010 was approximately $8,629 which will be incurred between 2009 and 2026 (August 31, 2009 $8,840). A credit-adjusted risk-free rate of 7 percent and an annual inflation rate of 5 percent were used to calculate the future asset retirement obligation.

Balance, August 31, 2009	$3,634
Accretion expense	211
Balance, May 31, 2010	$3,845

8.      Share Capital and Contributed Surplus

Authorized:
Unlimited number of common shares
Unlimited non-participating, non-dividend paying, voting redeemable preference shares

Issued:
Common Shares	Number	Amount
Balance at August 31, 2009	24,232,559	$825,386
Exercise of warrants	550,000	51,700
Balance at May 31, 2010	24,782,559	$877,086

Warrants	Number	Exercise Price	Expiry Date	Amount
	2,575,000	$0.20	April 14, 2011	$100,875
	2,600,000	$0.07	February 5, 2014	62,400
	1,000,256	$0.07	February 25, 2014	24,006
	10,160,564	$0.07	February 27, 2014	243,853
Balance at August 31, 2009	16,335,820			$431,134
Exercised	(550,000)	$0.07	February 5, 2014	(13,200)
Balance at May 31, 2010	15,785,820			$417,934

The fair value of the warrants was estimated using the Black-Scholes pricing model.

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the period ended May 31, 2010

8.      Share Capital and Contributed Surplus   (cont’d)

Weighted Average Shares Outstanding
	Three Months Ended		Nine months Ended
	May 31,		May 31,
	2010	2009	2010	2009
Weighted average shares outstanding, basic	24,483,646	11,878,061	24,295,847	11,732,302
Dilutive effect of warrants	15,785,820	3,981,322	15,785,820	2,940,382
Weighted average shares outstanding, diluted	40,269,466	15,859,383	40,081,667	14,672,684

 The effects of any potential dilutive instruments on loss per share related to the outstanding warrants are anti-dilutive and therefore have been excluded from the calculation of diluted loss per share.

Stock Option Plan

The Company has a stock option plan to provide incentives for directors, officers and consultants of the Company.  The maximum number of shares, which may be set aside for issuance under the stock option plan, is 4,846,512 common shares.  To date, no options have been issued.

Contributed Surplus

As part of the April 14, 2008 debt conversion, Ms. Hall, the former President of the Company, converted $50,000 of debt through the issuance of 500,000 common shares at an attributed value of $0.10 per share and forgave $38,000 of debt owed to her by the Company, which was recorded as an increase to contributed surplus.

9.      Related Party Transactions and Balances

The following transactions with an individual related to the Company which arose in the normal course of business have been accounted for at the exchange amount being the amount agreed to by the related parties, which approximates the arms length equivalent value:

	May 31, 2010	May 31, 2009

Management fees to the former President and Director of the Company	$22,500	$10,500

The following balances owing to an individual related to the Company are included in accounts payable  and advances payable and are unsecured, non-interest bearing and due on demand:

	May 31, 2010	August 31, 2009

Management fees to the former President and Director of the Company	$-	$14,700

10.	Loans Payable

The loans payable in the amount of $167,500 are unsecured, non-interest bearing and repayable on demand. The amount of $110,000 is due to an arms length party. On  February 27, 2009, the Company entered into an agreement to settle $62,500 of the $120,000 loan through the issuance of a total of 1,250,000 units at an attributed value of $0.05 per unit.  Each unit was comprised of one common share and one common share purchase warrant.  Each warrant is exercisable until February 27, 2014 to purchase one common share at a purchase price of $0.07 per share. The balance of the loan payable to a shareholder is $57,500.

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the period ended May 31, 2010

11.   Seasonality and Trend Information

The Company’s oil and gas operations is not a seasonal business, but increased consumer demand or changes in supply in certain months of the year can influence the price of produced hydrocarbons, depending on the circumstances. Production from the Company’s oil and gas properties is the primary determinant for the volume of sales during the year.

There are a number of trends that have been developing in the oil and gas industry during the past several years that appear to be shaping the near future of the business.

The first trend is the volatility of commodity prices. Natural gas is a commodity influenced by factors within North America. A tight supply demand balance for natural gas causes significant elasticity in pricing, whereas higher than average storage levels tend to depress natural gas pricing. Drilling activity, weather, fuel switching and demand for electrical generation are all factors that affect the supply-demand balance. Recently, liquefied natural gas shipments to North America have also resulted in natural gas supply and natural gas pricing being based more on factors other than supply and demand in North America. Changes to any of these or other factors create price volatility.

Crude oil is influenced by the world economy, Organization of the Petroleum Exporting Countries' ("OPEC") ability to adjust supply to world demand and weather. Political events also trigger large fluctuations in price levels. The global financial crisis has reduced liquidity in financial markets thereby restricting access to financing and has caused volatility to commodity prices. Petroleum prices may remain volatile as a result of market uncertainties over the supply and demand of these commodities due to the current state of the world economies, OPEC actions and the ongoing global credit and liquidity concerns.

The impact on the oil and gas industry from commodity price volatility is significant. During periods of high prices, producers generate sufficient cash flows to conduct active exploration programs without external capital. Increased commodity prices frequently translate into very busy periods for service suppliers triggering premium costs for their services. Purchasing land and properties similarly increase in price during these periods. During low commodity price periods, acquisition costs drop, as do internally generated funds to spend on exploration and development activities. With decreased demand, the prices charged by the various service suppliers also decline.

World oil and gas prices are quoted in United States dollars and the price received by Canadian producers is therefore effected by the Canadian/U.S. dollar exchange rate, which will fluctuate over time. Material increases in the value of the Canadian dollar may negatively impact production revenues from Canadian producers. Such increases may also negatively impact the future value of such entities' reserves as determined by independent evaluators. In recent years, the Canadian dollar has increased materially in value against the United States dollar.

A second trend within the Canadian oil and gas industry is the "renewal" of private and small junior oil and gas companies starting up business. These companies often have experienced management teams from previous industry organizations that have disappeared as a part of the ongoing industry consolidation. Many are able to raise capital and recruit well qualified personnel. To the extent that this trend continues, we will have to compete with these companies and others to attract qualified personnel.

A third trend currently affecting the oil and gas industry is the impact on capital markets caused by investor uncertainty in the global economy. The capital market volatility in Canada has also been affected by uncertainties surrounding the economic impact that the Kyoto Protocol and other environmental initiatives will have on the sector and, in more recent times, by the tax changes relating to income trusts and other "specified investment flow-through" entities ("SIFTs") and by the NRF and new Alberta government royalty programs implemented along with the NRF. The impact of the NRF and these new royalty programs is still being determined and will vary company to company based on the percentage of production in Alberta, their commodity mix and depths of production, among other things. The amount and degree of these impacts have yet to be determined.

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the period ended May 31, 2010

11.   Seasonality and Trend Information   (cont’d)

Pursuant to the existing provisions of the Tax Act, to the extent that a SIFT has any income for a taxation year after certain inclusions and deductions, the SIFT will be permitted to deduct all amounts of income which are paid or become payable by it to unit holders in the year. Under the legislation which received Royal Assent on June 22, 2007, SIFTs will be liable for tax at a rate consistent with the taxes currently imposed on corporations commencing in January 2011, provided that the SIFT experiences only "normal growth" and no "undue expansion" before then, in which case the tax could be imposed prior to the January 2011 deadline. Although the tax changes will not affect the method in which the Company will be taxed, it may have an impact on the ability of a SIFT to purchase producing assets from oil and gas exploration and production companies (as well as the price that a SIFT is willing to pay for such an acquisition) thereby affecting exploration and production companies' ability to be sold to a SIFT which has been a key "exit strategy" in recent years for oil and gas companies. This may be a benefit for the Company as it will compete with SIFTs for the acquisition of oil and gas properties from junior producers. However, it may also limit the Company’s ability to sell producing properties or pursue an exit strategy.

12.   Financial Instruments and Risk Factors

The Company is exposed to financial risk, in a range of financial instruments including cash, other receivables and accounts payable and income taxes payable and loans payable. The Company manages its exposure to financial risks by operating in a manner that minimizes its exposure to the extent practical. The main financial risks affecting the Company are discussed below.

Fair Value of Financial Instruments
The fair value measurement of assets and liabilities recognized on the consolidated balance sheet are categorized into levels within a fair value hierarchy based on the nature of valuation inputs.

The fair value hierarchy has the following levels:

Level 1:	Quoted prices in active markets for identical assets or liabilities;
Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly;
Level 3:	Inputs for the asset or liability that are not based on observable market data.

The fair value hierarchy for financial instruments measured at fair value is Level 1 for cash, other receivables, accounts payable and loans payable are classified as Level 3.

The carrying amounts of cash, other receivables and accounts payable approximates their fair values because of the short-term maturities of the items.   The loans payable are non-interest bearing with no specific terms of repayment and due on demand.  The fair values of these amounts have not been disclosed because the cash flow stream of the loans payable are not determinable.

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the period ended May 31, 2010

12.	Financial Instruments and Risk Factors (cont’d)

The fair value of financial instruments at May 31, 2010 and August 31, 2009 is summarized as follows:

	May 31, 2010		August 31, 2009
	Amount	Fair Value	Amount	Fair Value
Financial assets

Held for trading
Cash and cash equivalents	$25,531	$25,531	$172,905	$172,905

Loans and receivables
Other receivables	$26,121	$26,121	$20,421	$20,421

Financial liabilities
Accounts payable	$149,157	$149,157	$152,984	$71,672
Income Taxes Payable	$-	$-	$10,215	$10,215
Loans payable	$167,500	$167,500	$167,500	$167,500

Credit Risk

Credit risk arises when a failure by counter parties to discharge their obligations could reduce the amount of future cash inflows from financial assets on hand at the balance sheet date. Receivables from natural gas marketers are collected on the 25th day of each month following production. The Company’s policy to mitigate credit risk associated with these balances is to establish relationships with credit-worthy marketers. The majority of the Company’s natural gas is marketed through a major international energy company. There are no other material accounts receivable that the Company deemed uncollectible.

Foreign Exchange Risk

The prices received by the Company for the production of natural gas and natural gas liquids are primarily determined in reference to U.S. dollars but are settled with the Company in Canadian dollars. The Company’s cash flow for commodity sales will therefore be impacted by fluctuations in foreign exchange rates. The Company considers this risk to be limited.

Interest Rate Risk

Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. The Company is not exposed to interest rate risk.

Based on management's knowledge and experience of the financial markets, the Company believes that the movements in interest rates that are reasonably possible over the next twelve month period will not have a significant impact on the Company.

Liquidity Risk

Liquidity risk includes the risk that, as a result of our operational liquidity requirements:

• The Company will not have sufficient funds to settle transaction on the due date;
• The Company will be forced to sell financial assets at a value which is less than what they are worth; or
• The Company may be unable to settle or recover a financial asset at all.

The Company considers this risk to be limited.

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the period ended May 31, 2010

12.	Financial Instruments and Risk Factors (cont’d)

Commodity Price Risk

Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for petroleum and natural gas are impacted by world economic events that dictate the levels of supply and demand.

The Company believes that movement in commodity prices that are reasonably possible over the next twelve month period will not have a significant impact on the Company.

Commodity Price Sensitivity

The following table summarizes the sensitivity of the fair value of the Company’s risk management position for the nine months ended May 31, 2010 and 2009 to fluctuations in natural gas prices, with all other variables held constant. When assessing the potential impact of these price changes, the Company believes that 10 percent volatility is a reasonable measure.

Fluctuations in natural gas prices potentially could have resulted in unrealized gains (losses) impacting net income as follows:

	May 31,		May 31,
	2010		2009
	Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
Revenue	$90,211	$73,809	$36,433	$29,809
Net loss	$(183,986)	$(200,388)	$(75,582)	$(82,206)

Market Risk

Market risk represents the risk of loss that may impact our financial position, results of operations, or cash flows due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, commodity price risk, and other relevant market or price risks. We do not have activities related to derivative financial instruments or derivative commodity instruments. We hold equity securities which have been written down to $1 on our consolidated balance sheet.  Our primary risk relates to commodities price risk.

The oil and gas industry is exposed to a variety of risks including the uncertainty of finding and recovering new economic reserves, the performance of hydrocarbon reservoirs, securing markets for production, commodity prices, interest rate fluctuations, potential damage to, or malfunction of, equipment and changes to income tax, royalty, environmental or other governmental regulations.

We mitigate these risks to the extent we are able by:

•   utilizing competent, professional consultants as support teams to company staff.
•   performing careful and thorough geophysical, geological and engineering analyses of each prospect.
•   focusing on a limited number of core properties.

Market risk is the possibility that a change in the prices for natural gas, natural gas liquids, condensate and oil, foreign currency exchange rates, or interest rates will cause the value of a financial instrument to decrease or become more costly to settle.

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the period ended May 31, 2010

13.	Capital Management

The Company’s objectives when managing capital is to safeguard the entity’s ability to continue as a going concern. The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of any underlying assets. The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

Currently, the Company does not have any operational cash requirements other than administrative expenditures. The Company’s revenue producing properties are fully developed and there are no further outlays or expenses projected to develop these properties at this time.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company’s capital management during the period ended May 31, 2010.

The Company is not subjected to any externally imposed capital requirements.

14.	Subsequent Events

On June 11, 2010, the Company acquired from an arms length party a 10% working interest (7.5% net revenue interest) before payout and a 7.5% working interest (5.625% net revenue interest) after payout of production of the sum of $15,000,000 gross in approximately 2,629 gross acres of land in the Maverick Basin in Zavala County, Southwest Texas (the “Zavala County Interest”).

The Company paid USD $200,000 as consideration for the Zavala County Interest, satisfied by the payment of $25,000 in cash and a $175,000 5% secured promissory note on closing. The acquisition was closed in escrow pending receipt of Defensible Title for the Zavala County Interest.

Under the terms of the 5% secured promissory note, the principal sum of $100,000 is due on December 31, 2010, and the balance of principal of $75,000 together with any unpaid interest is due on June 30, 2011. The Company may, in its sole discretion, prepay any portion of the principal amount. The note is secured by the Zavala County Interest.

Effective June 10, 2010, the Company retained Gar Wood Securities, LLC (“Gar Wood”) to act as Investment Banker/Financial Advisor to the Company for a period of two years. Under the terms of the Gar Wood Engagement, the Company will pay a fee consisting of an aggregate of 1,500,000 common share purchase warrants (the “Warrants”) as follows:

-
1,000,000 common share purchase Warrants exercisable at US$1.00 per common share expiring on December 10, 2011 and issuable in three equal tranches on June 10, 2010, December 10, 2010 and June 10, 2011.

-	500,000 common share purchase Warrants exercisable at US$1.50 per common share expiring on June 10, 2012 and issuable in three equal tranches on June 10, 2010, December 10, 2010 and June 10, 2011.

The common shares represented by the Warrants have piggyback registration rights.

Eagleford Energy Inc.
(Formerly: Eugenic Corp.)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the period ended May 31, 2010

14.	Subsequent Events (cont’d)

In addition, the Company will pay to Gar Wood a cash success fee of 6% of the gross proceeds from private placements of the Company’s securities should they result through direct Gar Wood introductions.

Should Gar Wood be successful in raising Eagleford over US$5.0 million by way of private placements of the Company’s securities on or before September 30, 2010, the Company will grant for a period of one year, a right of first refusal to Gar Wood, on a non-exclusive basis, to act as the Company’s Investment Banker/Financial Advisor.

Effective June 11, 2010 in connection with the Gar Wood Engagement the Company has agreed to indemnify and hold harmless Gar Wood, its affiliates directors, officers and agent from or against any losses, claims, damages or liabilities (or actions, including shareholder actions in respect thereof) related to or arising out of such engagement.

On June 11, 2010 the Company engaged a consultant to provide investor relations services to the Company for a period of three months at a rate of US $5,000 per month payable in advance.

On June 18, 2010 Sandra Hall resigned as President, Secretary and a Director of the Company and James Cassina was appointed as the new President. In addition, Colin McNeil, P. Geoph (“McNeil”) was appointed as a Director.

Subsequent to May 31, 2010 1,550,000 common share purchase warrants at $0.07 were exercised for an aggregate of $108,500.

On July 15, 2010 William Jarvis resigned as a Director of the Company.

Schedule C

Unaudited interim financial statements of Dyami Energy LLC from the date of Incorporation December 26, 2009 to May 31, 2010 together with notes thereto.

DYAMI ENERGY LLC
(An Exploration Stage Company)
FINANCIAL STATEMENTS
May 31, 2010

DYAMI ENERGY LLC

Balance Sheet as of May 31, 2010 (Unaudited)	2

Statements of Operations for the Period from December 26, 2009
(Inception) to May 31, 2010 and Three Months Ended May 31, 2010 (Unaudited)	3

Statement of Changes in Stockholders’ Equity from December 26, 2009
(Inception) to May 31, 2010 (Unaudited)	4

Statement of Cash Flows for the Period from December 26, 2009
(Inception) to May 31, 2010 (Unaudited)	5

DYAMI ENERGY LLC
(An Exploration Stage Company)
BALANCE SHEET
(Unaudited)

As of
May 31, 2010

ASSETS

Current Assets
Cash	$107,187
Accounts receivable (Note 5)	4,574
Accounts receivable – related parties (Note 5)	3,672
Prepaid expenses	3,000
Total Current Assets	118,433

Oil and Gas Properties
Oil and gas properties, successful efforts method (Note 4)	769,184

TOTAL ASSETS	$887,617

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES:
Accounts payable	$92,107
Accrued expenses - related party (Note 5)	12,231
Note payable - related party (Note 5)	960,000
Total current liabilities	1,064,338
TOTAL LIABILITIES	1,064,338

MEMBERS' EQUITY
Contributed capital	238
Accumulated deficit	(176,959)
TOTAL MEMBERS' EQUITY	(176,721)

TOTAL LIABILITIES AND
MEMBERS' EQUITY	$887,617

2

DYAMI ENERGY LLC
(An Exploration Stage Company)
STATEMENTS OF OPERATIONS
FOR THE PERIOD FROM DECEMBER 26, 2009 (INCEPTION) TO MAY 31, 2010 AND
FOR THE THREE MONTHS ENDED MAY 31, 2010
 (Unaudited)

	Period	Three Months
	Ended	Ended
	May 31, 2010	May 31, 2010

Operating expenses:
Professional fees	$153,914	$141,924
Exploration expenses	19,720	19,720
Other general and administrative	3,325	1,744
Loss from operations	(176,959)	(163,388)

Non-operating expense:
Interest expense	-	-

Net loss	$(176,959)	$(163,388)

3

DYAMI ENERGY LLC
(An Exploration Stage Company)
STATEMENT OF CHANGES IN MEMBERS’ EQUITY
FOR THE PERIOD FROM DECEMBER 26, 2009 (INCEPTION) TO MAY 31, 2010
(Unaudited)

			Total
	Contributed	Accumulated	Members'
	Capital	Deficit	Equity

Balance, December 26, 2009 (Inception)	$-	$-	$-

Capital contributions	238	-	238

Net loss	-	(176,959)	(176,959)

Balance, May 31, 2010	$238	$(176,959)	$(176,721)

4

DYAMI ENERGY LLC
(An Exploration Stage Company)
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM DECEMBER 26, 2009 (INCEPTION) TO MAY 31, 2010
(Unaudited)

Period Ended
May 31, 2010
Cash flows from operating activities:
Net loss	$(176,959)
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in operating assets and liabilities:
Accounts receivable	(4,574)
Accounts receivable – related party	(3,672)
Prepaid expenses	(3,000)
Accounts payable	92,107
Accrued expenses - related party	12,231
Net cash used in operating activities	(83,867)

Cash flows from investing activities:
Investments in oil and gas properties	(769,184)
Net cash used in investing activities	(769,184)

Cash flows from financing activities:
Proceeds from capital contributions	238
Proceeds from note payable - related party	960,000
Net cash provided by financing activities	960,238

Increase in cash	107,187

Cash, beginning of period	-

Cash, end of period	$107,187

Supplemental disclosures of cash flow information:
Cash paid for interest	$-
Cash paid for income taxes	$-

5

(1)	Organization and Basis of Presentation

Dyami Energy LLC. (“Dyami” or the “Company”), is a Texas limited liability company formed on December 26, 2009.  The Company is an exploration stage organization focused on the exploitation, development and production of oil and natural gas in Southwest Texas, USA.  Dyami has 1,000 membership interests issued and outstanding as of May 31, 2010.

The Company is in an exploration stage and consequently its financial statements have been prepared in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic No. 915 which provides guidelines on financial reporting requirements for exploration stage entities. All amounts referred to herein are stated in United States dollars.

(2)	Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less when acquired to be cash equivalents. The Company places the majority of its cash and cash equivalents with financial institutions that are insured by the Federal Deposit Insurance Corporation up to $250,000.  From time to time, the Company’s cash balances exceeded FDIC insured limits.  The Company mitigates this concentration of credit risk by monitoring the credit worthiness of financial institutions and its customers.   The Company maintains any cash and cash equivalents in excess of federally insured limits in prominent financial institutions considered to be of high credit quality.

Accounts Receivable and Allowance for Doubtful Accounts

The Company establishes provisions for losses on accounts receivable if it determines that it will not collect all or part of the outstanding balance. The Company has receivables from joint interest owners. The Company has the ability to withhold future revenue disbursements to recover non-payment of joint interest billings on properties of which the Company is the operator. Accounts receivable are written down to reflect management's best estimate or realizability based upon known specific analysis, historical experience, and other currently available evidence of the net collectible amount. There is no allowance for doubtful accounts as of May 31, 2010.

Oil and Gas Properties

The Company accounts for its oil and natural gas properties using the successful efforts method. Under this method of accounting, costs relating to the acquisition of and development of proved areas are capitalized when incurred. The costs of development wells are capitalized whether productive or non-productive. Leasehold acquisition costs are capitalized when incurred. If proved reserves are found on an unproved property, leasehold cost is transferred to proved properties. Exploration dry holes are charged to expense when it is determined that no commercial reserves exist. Other exploration costs, including personnel costs, geological and geophysical expenses and delay rentals for oil and natural gas leases, are charged to expense when incurred. The costs of acquiring or constructing support equipment and facilities used in oil and gas producing activities are capitalized. Production costs are charged to expense as incurred and are those costs incurred to operate and maintain our wells and related equipment and facilities.  Disposition of oil and gas properties are accounted for as a reduction of capitalized costs, with no gain or loss recognized unless such adjustment would significantly alter the relationship between capital costs and proved reserves of oil and gas, in which case the gain or loss is recognized in the statement of operations.

6

DYAMI ENERGY LLC
(an Exploration Stage Company)
Notes to Financial Statements
(Unaudited)

Depletion and depreciation of proved oil and gas properties will be calculated on the units-of-production method based upon estimates of proved reserves. Such calculations include the estimated future costs to develop proved reserves. Costs of unproved properties are not included in the costs subject to depletion. These costs are assessed periodically for impairment.  Costs in excess of the present value of estimated future net revenues are charged to impairment expense. As of May 31, 2010, all of the Company’s oil and natural gas properties were unproved and were not subject to depletion.

Capitalized Interest

Interest from external borrowings is capitalized on major projects with an expected construction period of one year or longer. Capitalized interest is added to the cost of the underlying asset and is amortized over the useful lives of the assets in the same manner as the underlying assets.

Asset Retirement Obligation

ASC 41-20 (formerly FAS No. 143), requires that an asset retirement obligation (“ARO”) associated with the retirement of a tangible long-lived asset be recognized as a liability in the period in which it is incurred and becomes determinable. Under this method, when liabilities for dismantlement and abandonment costs, excluding salvage values, are initially recorded, the carrying amount of the related oil and natural gas properties is increased. The fair value of the ARO asset and liability is measured using expected future cash outflows discounted at the Company’s credit-adjusted risk-free interest rate. Accretion of the liability is recognized each period using the interest method of allocation, and the capitalized cost is depleted using the units of production method. Should either the estimated life or the estimated abandonment costs of a property change materially, a new calculation is performed using the same methodology of taking the abandonment cost and inflating it forward to its abandonment date and then discounting it back to the present using the Company’s credit-adjusted-risk-free rate. The carrying value of the asset retirement obligation is adjusted to the newly calculated value, with a corresponding offsetting adjustment to the asset retirement cost related to oil and gas property accounts.

Revenue Recognition

Revenues associated with sales of crude oil, natural gas, natural gas liquids, petroleum and chemical products, and other items are recognized when title passes to the customer, which is when the risk of ownership passes to the purchaser and physical delivery of goods occurs, either immediately or within a fixed delivery schedule that is reasonable and customary in the industry.

Revenues associated with properties producing natural gas and crude oil, in which the Company has an interest with other producers, are recognized based on the actual volumes sold during the period. Any differences between volumes sold and entitlement volumes, based on the Company’s net working interest, which are deemed to be non-recoverable through remaining production, are recognized as accounts receivable or accounts payable, as appropriate. Cumulative differences between volumes sold and entitlement volumes are generally not significant.

Revenues associated with transactions commonly called buy/sell contracts, in which the purchase and sale of inventory with the same counterparty are entered into “in contemplation” of one another, are combined and reported net (i.e., on the same income statement line).

Income Taxes

The Company is a limited liability company and is treated as a flow through entity under the applicable  provisions of the Internal Revenue Code  and local jurisdictions.  Therefore, the Company is not subject to income taxes, and any net income or loss as determined for income tax purposes is allocated to the member based upon the provisions of the Company’s Membership Operating Agreement.

7

DYAMI ENERGY LLC
(an Exploration Stage Company)
Notes to Financial Statements
(Unaudited)

Fair Value of Financial Instruments

The carrying value of accounts receivable, accounts payable, accrued expenses and note payable-related party approximates fair value due to the short term nature of these accounts.

Fiscal year-end

The Company’s year-end is August 31.

Recently Issued Accounting Standards and Developments

The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on our results of operations, financial position or cash flow.

(3)	Going Concern

During the period ended May 31, 2010, the Company has not generated any revenue and therefore has been unable to generate cash flows sufficient to support its operations and has been dependent on debt financing. In addition to negative cash flow from operations, the Company has experienced recurring net losses, and has an accumulated deficit of approximately $176,959.

These factors raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

(4)	Oil and Gas Properties

Matthews Lease

Effective February 23, 2010, the Company bought a 75% working interest in an exploratory area of 2,629 acres located in Zavala County, Texas (the “Matthews Lease”) for $500,000 from OGR Energy Corporation (“OGR Energy”) (the “Purchase and Sale Agreement”). OGR Energy owns a 15% working interest and Eagleford Energy Inc. (“Eagleford Energy”) owns a 10% working interest.  After production revenue on the property reaches $12.5 million, the Company’s working interest shall decrease by 13.5%.  The royalties payable are 25% of the 75% interest.

Pursuant to the terms of the Purchase and Sale Agreement, the Company agreed to the following activities on the Matthews Lease:

(a)
Within one hundred eighty days following the Closing Date, the Company shall commence operations to drill a well (the “Initial Test Well”) on the area covered by the Matthews Lease to a depth of not less than 3,000 feet below the surface or to the base of the San Miguel “D” formation.  If the Company fails to commence operations on the Initial Well within the required time and drill the well to the required depth (or commence a substitute well within 30 days of abandoning the Initial Test Well, in the event the Initial Test Well fails to reach the objective depth, all of the interest acquired by the Company in the Matthews Lease shall be transferred to OGR Energy without further consideration;

(b)
After completion of the Initial Test Well, the Company shall be required to perform an injection operation to the Initial Test Well. If the Company fails to commence operations to perform an injection operation on the Initial Test Well on or before January 1, 2011, all of the interest acquired by the Company in the Matthews Lease shall be transferred to OGR Energy without further consideration;

8

DYAMI ENERGY LLC
(an Exploration Stage Company)
Notes to Financial Statements
(Unaudited)

(c)
In addition to the operation in the Initial Test Well provided on (a) and (b) above, on or before January 1, 2011, the Company shall commence a horizontal well to test the Eagle Ford shale formation with a projected lateral length of not less than 2,500 feet (the “Second Test Well”).  If the Company fails to commence operations on the Second Test Well (or commence a substitute well within 30 days of abandoning the Second Test Well, in the event the Second Test Well fails to reach the objective depth), OGR Energy shall have, at its election, the right to purchase from the Company all of the Company’s leasehold rights to all depths below the base of the San Miguel formation for $100 per acre, proportionately reduced to the percentage of interest acquired by the Company, ( a 75% working interest or $197,206);

(d)
OGR Energy shall be obligated to participate in each of the operations provided for on (a), (b) and (c) above.  If OGR Energy fails to bear its share of the costs of such operations and top pay for the same in a timely manner in accordance with the provisions of the corresponding operating agreement (the “Matthews Lease Operating Agreement”),  OGR Energy is deemed to have forfeited the interest in the well as to which it has failed to pay its share of costs, and OGR Energy shall assign to the Company all of the interest its owns at that time in such well and the leasehold acreage allocated thereto, in the amount of twenty (20) acres for a San Miguel well, or one hundred sixty (160) acres for the Eagle Ford Shale well.

The Company commenced operations to drill a well on the Matthews Lease Property in the third week of August 2010.  The Company is the designated operator under the provisions of the Matthews Lease Operating Agreement.

Murphy Lease

On February 3, 2010 (the “Effective Date”), the Company entered into an assignment agreement (the “Assignment Agreement”) with Texas Land & Energy LLC (“TL & E”), pursuant to which the Company paid a total of $237,330 in cash,  to acquire a 100% working interest in a lease area also located in Zavala County, Texas (the “Murphy Lease”). Upon the Effective Date, the Company also entered into an agreement on the Murphy Lease with A. L. Dawsey, pursuant to which the Company paid a $10,000 prospect fee and granted to A.L. Dawsey a 10% carried interest on the drilling costs on the first well drilled from surface to base of the Austin Chalk and a 3% carried interest on the drilling costs on the first well drilled from the top of the Eagle Ford Shale to basement. Thereafter A.L. Dawsey has the right to participate for a 10% and 3% working interest, respectively.  The Murphy Lease covers an area of approximately 2,637 acres of land.  The royalties payable under the Murphy Lease are 25%.

In accordance with the Assignment Agreement, the Company agreed to commence drilling (spud) a well to a depth to sufficiently test the Eagle Ford Shale within six (6) months from the Effective Date.  If the Company fails to commence drilling on such well within the 6 month period, (a) the Company shall be liable to pay TL & E the amount of $25 per acre (the “Murphy Lease Delay Payment”), which payment shall extend the period to commence the well for another 6 month period or (b) the Company shall be required to release and re-assign its rights to, and shall have no further interest in, the Murphy Lease.  During the development of the property covered by the Murphy Lease, the Company is required to commence drilling of a well every 6 months, or otherwise release and re-assign its rights to the Murphy Lease, but excluding the unit acreage area it has already drilled and earned.  Likewise, if a producing well ceases to produce, and such well is not timely re-worked or re-drilled within a 6 month period, the Company shall also be required to release and re-assign its rights to the Murphy Lease.

On July 28, 2010, in accordance with an amendment to the Assignment Agreement (the “Assignment Agreement Amendment”) entered into between the Company and TL & E, the Company paid to an escrow agent $65,925 representing the Murphy Lease Delay Payment (the “Escrow Deposit”).  The Assignment Agreement Amendment provides that the Escrow Deposit will be held by the escrow agent for a period of forty-five days, which period begins on August 4, 2010. If the Company spuds in a well within the 45-day period, the Escrow Deposit shall be returned to the Company, otherwise, the Escrow Deposit shall be considered as payment in full of the Murphy Lease Delay Payment.

9

DYAMI ENERGY LLC
(an Exploration Stage Company)
Notes to Financial Statements
(Unaudited)

As of May 31, 2010, all of the Company's investments in oil and gas properties are located within the United States and contained in one cost center.  As no proven reserves related to these properties have been identified, the properties are classified as “exploratory prospects” and are not currently subject to amortization.

(5)	Related Party Transactions

On March 24, 2010, the Company borrowed $960,000 from Benchmark Enterprises, LLC under a 6% unsecured promissory note due on the earlier of March 24, 2011 or upon the Company’s closing of a financing in excess of $4,500,000. The total interest accrued at May 31, 2010 is $10,731. Benchmark is a member of the Company.

As of May 31, 2010, the Company has a receivable from SourceRework Program, Inc. (“Source Rework”) amounting to $3,672, of which $2,629 and $1,043 pertain to billings for Source Rework’s share of delay payment rentals and  legal opinion costs, respectively, on the Matthews Lease.   Source Rework’s President is Eric Johnson, who is the majority member of the Company.

As of May 31, 2010, the Company has an accrued liability amounting to $1,500 to its sole director arising from director fees.

(6)	Commitments and Contingencies

The Company may from time to time become involved in legal proceedings arising in the ordinary course of business. While the outcome of lawsuits cannot be predicted with certainty, the Company is not currently a party to any proceeding that it believes, if determined in a manner adverse to Dyami, could have a potential material adverse effect on its financial condition, results of operations or cash flows.

Additionally, Dyami is subject to numerous laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. To the extent laws are enacted or other governmental action is taken that restricts drilling or imposes environmental protection requirements that result in increased costs to the oil and natural gas industry in general, the business and prospects of Dyami could be adversely affected.

(7)	Subsequent Events

Acquisition Agreement

On August 10, 2010, the Company entered into an acquisition agreement (the “Acquisition Agreement”) with Eagleford Energy Inc. (“Eagleford Energy”), an Ontario, Canada corporation, to acquire 100% of the issued and outstanding membership interests of the Company, making the Company a wholly-owned subsidiary of Eagleford Energy (the “Acquisition Transaction”) in exchange for (i) units of Eagleford Energy valued at $3,140,000, and (ii)  Eagleford Energy’s issuance of a $960,000 secured promissory note (the “Eagleford Energy Note”) to Benchmark in exchange for the Benchmark Note (as discussed in Note 5).   Each unit is to be comprised of one common share (“Purchase Price Shares”) and one-half of a purchase warrant (“Purchase Price Warrants”) (collectively, the “Units”). Each full warrant is exercisable into one additional common share at US$1.00 per share for a period of four years from the date of issuance. The number of Units to be issued to the members of Dyami is subject to certain working capital adjustments at closing. The Eagleford Energy Note will bear interest at 6% per annum, and will be secured by the Matthews and Murphy Leases and will be payable on December 31, 2011 or upon Eagleford Energy closing a financing or series of financings in excess of US$4,500,000.

10

DYAMI ENERGY LLC
(an Exploration Stage Company)
Notes to Financial Statements
(Unaudited)

Purchase Price Adjustment

Under the terms of the Acquisition Agreement, to the extent the Company’s aggregate liabilities at closing, excluding liabilities related to drilling contracts but including the Benchmark Note, reduced by the amount of the Company’s cash and accounts receivable at closing, are greater than $1,000,000, a corresponding purchase price adjustment shall be made to reflect such greater amount and shall be reflected in a reduction in the number of Units to be issued to the Company’s members on a pro-rata basis.

Lock-Up

The Acquisition Agreement provides that, without Eagleford Energy’s prior written consent, the members of the Company may not offer, sell, contract to sell, grant any option to purchase, hypothecate, pledge, transfer title to or otherwise dispose of any of Purchase Price Shares or Purchase Price Warrants or any of the shares issuable upon exercise of Purchase Price Warrants during the period commencing on the closing and ending on the 12 month anniversary of the closing (the “Lock-Up Period”).  The Acquisition Agreement also provides that, during such Lock-Up Period, the members of the Company may not effect or agree to effect any short sale or certain related transactions with respect to the Eagleford Energy’s common stock.

Share Escrow

Under the terms of the Acquisition Agreement, Eagleford Energy shall deliver to a designated escrow agent certificates representing 50% of the Units (the “Escrow Units”).  The Escrow Units shall remain in escrow until such time that Eagleford Energy receives an NI 51-101 Report (the “Report”) from an independent engineering firm indicating at least 100,000 boe of proven reserves on either the Murphy Lease or any formation below the San Miguel on the Matthews Lease.  The Escrow Units shall be held as a trust fund and shall not be subject to any lien, attachment, trustee process or any other judicial process of any creditor of the members of the Company, and shall be held and disbursed solely for the purposes and in accordance with the terms of the Escrow Agreement. In the event the Report is not received by Eagleford Energy within two years of the closing, the escrow agent shall return the Escrow Units to Eagleford Energy for cancellation.  The members of the Company may not assign or transfer any interest in the escrowed shares while they are held in escrow, however, the members of the Company are entitled to exercise voting rights with respect to such escrowed shares.

Closing of Acquisition Agreement

Prior to closing the Acquisition Transaction, the Company must satisfy Eagleford Energy that the Company has either commenced or is prepared to commence operations to drill a test well on the Matthews Lease in compliance with its obligations under the Matthews Lease.

The Acquisition Transaction is scheduled to be closed by August 31, 2010, subject to satisfaction of all conditions as set forth in the Acquisition Agreement.

The Company evaluated subsequent events through August 20, 2010.

11

Schedule D

Unaudited pro forma consolidated Balance sheet of Eagleford Energy Inc. as at May 31, 2010 and the unaudited statement of loss and comprehensive loss for the nine months ended May 31, 2010 together with notes thereto.

Pro Forma Consolidated Balance Sheet
At May 31, 2010
Expressed in Canadian Dollars
(Unaudited)

					Eagleford
	Eagleford	Dyami	Pro Forma		Energy Inc.
	Energy Inc.	Energy LLC	Adjustments	Notes	Pro Forma
Assets
Current
Cash and cash equivalents	$25,531	$112,139	$-		$137,670
Prepaid expenses	-	3,139	-		3,139
Other receivables	26,121	4,785	-		30,906
Accounts receivable - related party		3,842	-		3,842
Marketable securities	1	-	-		1
	51,653	123,905	-		175,558
Oil and gas interests					-
Developed	381,156				381,156
Undeveloped		804,720	4,403,698	(i)	5,208,418
Total oil and gas interests	381,156	804,720	4,403,698	-	5,589,574
Total Assets	$432,809	$928,625	$4,403,698		$5,765,132

Liabilities and Shareholder’s Equity
Current
Accounts payable	$149,157	$96,362	$25,000	(ii)	$270,519
Note payable-related party	-	1,004,352	(1,004,352)	(i)	-
Accrued expenses - related parties	-	12,797	-		12,797
Loans payable	167,500	-	-		167,500
	316,657	1,113,511	(979,352)		450,816
Long Term
Asset retirement obligations	3,845	-	-		3,845
Secured note payable - related party			1,004,352	(i) (iii)	1,004,352
	3,845	-	1,004,352	-	1,008,197
Total Liabilities	320,502	1,113,511	25,000	-	1,459,013

Shareholders’ Equity
Share capital	877,086	-	2,829,979	(i)	3,682,065
			(25,000)	(ii)
Warrants	417,934	-	1,388,833	(i)	1,806,767
Contributed Surplus	38,000	249	(249)	(i)	38,000
Deficit	(1,220,713)	(185,135)	185,135	(i)	(1,220,713)
	112,307	(184,886)	4,378,698		4,306,119
Total Liabilities and Shareholders’ Equity	$432,809	$928,625	$4,403,698		$5,765,132

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

Pro Forma Consolidated Statement of Loss and Comprehensive Loss
For the nine months ended May 31, 2010
Expressed in Canadian Dollars
(Unaudited)

	Nine Months Ended May 31, 2010 Eagleford Energy Inc.	From Incorporation December 26, 2009 to May 31, 2010 Dyami Energy LLC	Pro Forma Adjustments	Notes	Eagleford Energy Inc. Pro Forma
Oil and Gas Operations
Revenue	$82,010	$-	$-		$82,010
Royalties	(20,072)	-			(20,072)
	61,938	-			61,938
Operating costs	52,488	-	-		52,488
Depletion	25,844	-	-		25,844
	78,332	-	-		78,332

Loss from oil and gas operations	(16,394)	-	-		(16,394)

Expenses
Management fees	22,500	-	-		22,500
Office and general	1,905	3,479	-		5,384
Professional fees	104,286	161,025	-		265,311
Transfer and registrar costs	37,217	-	-		37,217
Head office services	9,915	-	-		9,915
Exploration expenses	-	20,631			20,631
	175,823	185,135	-		360,958
Operating loss for the period	(192,217)	(185,135)	-		(377,352)
Other item
Interest	30	-	-		30
Net loss and comprehensive loss for the period	$(192,187)	$(185,135)	$-		$(377,322)

Loss per share basic and diluted					$(0.01)

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

Notes to the Unaudited Pro Forma Consolidated Financial Statements
As at and for the nine months ended May 31, 2010
(Expressed in Canadian Dollars) (Unaudited)

(1)	Basis of Presentation

All monetary transactions referred to herein are expressed in Canadian Funds, unless otherwise noted.  The unaudited pro forma consolidated balance sheet at May 31, 2010, and the unaudited consolidated statement of loss and comprehensive loss for nine months ended May 31, 2010 (the “Unaudited Pro Forma Consolidated Financial Statements”) of Eagleford Energy Inc. (“Eagleford” or the “Company”) have been prepared by management and gives effect to the following transactions as if they had occurred as at May 31, 2010.

The acquisition of 100% of the issued and outstanding membership interests of Dyami Energy LLC, a Texas limited liability corporation (“Dyami Energy”). Dyami Energy is an exploration stage company. The Unaudited Pro Forma Consolidated Financial Statements have been prepared to reflect the Company’s acquiring 100% the issued and outstanding membership interests of Dyami Energy.

The primary assets of Dyami Energy include a 75% working interest before payout which reduces to a 61.50% working interest after payout of $12,500,000 of production in a lease comprising approximately 2,629 gross acres of land in Zavala County, Texas (the “Matthews Lease”) and working interests ranging from 90% to 97% (net revenue interests after royalties ranging from 67.5% to 72.75%) in a lease comprising approximately 2,637 gross acres of land in Zavala County, Texas (the “Murphy Lease”) (collectively, the “Leases”). The royalties payable on the leases are 25%.

The accompanying Unaudited Pro Forma Consolidated Financial Statements have been prepared from information derived from the financial statements described below. Management recommends the Unaudited Pro Forma Consolidated Financial Statements should be read in conjunction with such financial statements and notes thereto.

a.	The audited financial statements of Dyami Energy from Incorporation December 26, 2009 to August 31, 2010 together with notes thereto;
b.	The unaudited consolidated financial statement of Eagleford for the nine months ended May 31, 2010 together with notes thereto; and
c.	The unaudited financial statements of Dyami Energy for the period from Incorporation December 26, 2009 to May 31, 2010.

The Unaudited Pro Forma Consolidated Financial Statements have been prepared by management in conformity with accounting principles generally accepted in Canada. The unaudited pro forma consolidated balance sheet gives effect to the transactions and assumptions described in the notes below as if they had occurred at the date of the balance sheet, and the unaudited pro forma consolidated statements of loss and comprehensive loss gives effect to the transactions and assumptions described in the notes below as if they had occurred at the beginning of the period.

The Unaudited Pro Forma Consolidated Financial Statements may not be indicative either of the results that actually would have occurred had the events reflected herein had taken place on the dates indicated, or of results which may be obtained in the future.

Accounting policies used in the preparation of the Unaudited Pro Forma Consolidated Financial Statements are in conformity with those disclosed in Eagleford’s audited consolidated financial statements for the year ended August 31, 2009.

In the opinion of management, the Unaudited Pro Forma Consolidated Financial Statements include all necessary adjustments for the fair presentation of the ongoing entity.

Notes to the Unaudited Pro Forma Consolidated Financial Statements
As at and for the nine months ended May 31, 2010
(Expressed in Canadian Dollars) (Unaudited)

(2)	Pro Forma Assumptions and Adjustments

The Unaudited Pro Forma Consolidated Financial Statements give effect to the following assumptions and adjustments:

(i) On August 31, 2010, Eagleford acquired 100% of the issued and outstanding membership interests of Dyami Energy LLC, a Texas limited liability corporation (“Dyami Energy”).The purchase price was satisfied by (a) the issuance of 3,418,467 units of the Company at US$0.90 per unit for an aggregate of US$3,076,620. Each unit is comprised of one common share and one-half of a purchase warrant. Each full warrant is exercisable into one additional common share at US$1.00 per share on or before August 31, 2014 (the “Units”); and (b) the assumption of US$960,000 of Dyami Energy debt by way of a secured promissory note (the “Note”).  The Note bears interest at 6% per annum, is secured by the Leases and is payable on December 31, 2011 or upon the Company closing a financing or series of financings in excess of US$4,500,000.

All US monetary considerations were exchanged using the Bank of Canada noon rate of $1.0462 at May 31, 2010. Eagleford will account for the transaction using the purchase method of accounting and as a result, the share capital and deficit of Dyami Energy are eliminated.

The fair value of the Dyami Energy transaction at May 31, 2010 was approximately US$3,965,422 paid through the issuance of 3,418,467 Eagleford Units and the assumption and issuance of a US$960,000 Note. For purposes of preparing the unaudited pro forma consolidated balance sheet, a preliminary allocation of the US dollar purchase price converted to Canadian dollars as at the date of acquisition August 31, 2010, to the fair values of the assets and liabilities acquired is as follows:

(i)	Consideration:
	Issuance of 3,418,467 Eagleford units	$4,218,812
	Total consideration	$4,218,812

	Allocated to:
	Cash	112,139
	Other receivable	8,627
	Prepaid expenses	3,139
	Oil and gas interests	5,208,418
	Accounts payable and accrued liabilities	(96,362)
	Accrued expenses-related party	(12,797)
	Note payable	(1,004,352)
	Net assets acquired	$4,218,812

(ii)	Incurred transaction costs:
	Financial advisory, legal and other expenses	$25,000

Notes to the Unaudited Pro Forma Consolidated Financial Statements
As at and for the nine months ended May 31, 2010
(Expressed in Canadian Dollars) (Unaudited)

(2)	Pro Forma Assumptions and Adjustments (cont’d)

(i) The above purchase price allocation has been determined from information available to the management of Eagleford and incorporated estimates. The allocation of the purchase price to the assets and liabilities of Dyami Energy will be finalized after all actual results have been obtained and the final fair values of the assets and liabilities have been determined, and accordingly, the above purchase price equation may change.

(ii) the expected costs to complete the acquisition of Dyami Energy are estimated to be $25,000. The legal and related costs are accrued as payable and recorded as a reduction to share capital.

 (iii) the assumption of the US$960,000 of Dyami Energy debt by way of a Note is payable on December 31, 2011 or upon the Company closing a financing or series of financings in excess of US$4,500,000 and has been re-classified as a long term liability.

(3)           Share Capital

The authorized, issued and outstanding share capital of Eagleford after giving effect to the pro forma assumptions and adjustments described in Note 2 are as follows:

Authorized
Unlimited non-participating, non-dividend paying, voting redeemable preference shares
Unlimited number of common shares – no par value

Issued
Common shares	Number	Amount

Balance at May 31, 2010	24,782,559	$877,086
Common shares issued to Dyami Energy members to effect business combination	3,418,467	2,804,979
Pro Forma Common Shares	28,201,026	$3,682,065

Warrants	Number of Warrants	Exercise Price		Expiry Date	Amount

Balance at May 31, 2010	15,785,820				$417,934
Warrants issued to Dyami Energy members to effect business combination	1,709,234	$	US 1.00	August 31, 2014	1,388,833
Pro Forma Warrants	17,495,054				$1,806,767

Notes to the Unaudited Pro Forma Consolidated Financial Statements
As at and for the nine months ended May 31, 2010
(Expressed in Canadian Dollars) (Unaudited)

(4)           Pro forma earnings per share

The pro forma income per share has been based on the following amounts, which have been adjusted to reflect the 3,418,467 Eagleford units issued to effect the business combination:

May 31, 2010
Eagleford common shares issued at May 31, 2010	24,782,559
Issued pursuant to the business combination (note 2)	3,418,467
Eagleford pro forma common shares outstanding - basic	28,201,026
Eagleford warrants issued at May 31, 2010 Eagleford warrants issued to Dyami Energy members to effect business combination (note 2)	15,785,820 1,709,234
Eagleford pro forma common shares outstanding - diluted	45,696,080

The effects of any potential dilutive instruments on loss per share related to the outstanding warrants are anti-dilutive and therefore have been excluded from the calculation of diluted loss per share.